                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
-----------------------------------------------------
In the Matter of
                                                            CERTIFICATE
Xcel Energy Inc.
                                                                 OF
File No. 70-9635
                                                            NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) as amended by order dated March 7, 2002 (HCAR No. 27494) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from January 1, 2002 through March 31, 2002 (the "First Quarter").




A.) FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL ENERGY'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL EWGS AND FUCOS:

         Average consolidated retained earnings:           $   2,506.6 million
         Aggregate investment in all EWGs and FUCOs*:      $   1,247.3 million

         * The balance includes $1,081.9 million of Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs. The NRG Energy, Inc. investment includes a $300 million investment made during the first quarter of 2002. The NRG Energy, Inc. investment does not include a $300 million commitment made in the second quarter of 2002 or the exchange offer to acquire the remaining publicly held outstanding common stock of NRG (approximately 51 million shares) for 0.50 shares of Xcel Energy common stock. The exchange offer is subject to SEC approval. The value of the investment pursuant to the exchange offer will be determined based on the market price of Xcel Energy stock at the time of closing.

B.)      FOLLOWING IS A LISTING OF XCEL ENERGY'S AGGREGATE INVESTMENT IN
         EACH EWG:
         (in millions)

         Investment in EWGs:
              NRG Energy, Inc.*                                                           $1,081.9
              Independent Power International                                                  5.7
              Xcel Energy Argentina Inc.                                                     115.3
              Denver City Energy Associates, L.P.                                              7.5
                                                                                        ----------
                                                                                           1,210.4
         Investment in FUCOs                                                                  36.9
                                                                                       -----------
                                                                                       $   1,247.3
                                                                                       ===========

         * The aggregate investment represents Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.

C.)      XCEL ENERGY'S CONSOLIDATED CAPITALIZATION RATIO AS OF MARCH 31, 2002:

         Debt as a percentage of capitalization                                               65%
         (including approximately $2,182.7 million of short-term debt)

         Common stock equity as a percentage of capitalization*                               32%

         Preferred equity as a percentage of capitalization                                    3%
         (including mandatorily redeemable preferred securities)

         * Common stock equity includes par value, premium, retained earnings, shares held by ESOP, accumulated other comprehensive income and $652 million of minority interest.

D.)      MARKET-TO-BOOK RATIO OF XCEL ENERGY'S COMMON STOCK AS OF
         MARCH 31, 2002:

         Market-to-book ratio at March 31, 2002                                              1.40

E.) NEW EWG PROJECTS IN WHICH XCEL ENERGY INVESTED OR COMMITTED TO INVEST DURING THE FIRST QUARTER:

         In March 2002, Xcel Energy commenced an exchange offer under which Xcel Energy would acquire all of the publicly held outstanding common stock of NRG. Xcel Energy currently owns 74 percent of NRG's outstanding common stock and class A common stock, representing 97 percent of the total voting power of such stock. Under the offer terms, each of NRG's public stockholders would receive 0.50 of a share of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock they hold.

         Completion of the offer is conditioned on NRG's public shareholders tendering enough shares so that, when taken together with the shares of common stock that Xcel Energy would hold upon conversion of its Class A shares, Xcel Energy would own at least 90 percent of NRG's common stock. Xcel Energy must also receive approval of the SEC under the Public Utility Holding Company Act. At a meeting on May 29, 2002, the Securities and Exchange Commission approved the offer, subject to receipt of an updated fairness opinion.

         In February 2002, NRG issued to Xcel Energy a $300-million subordinated convertible note. Xcel Energy, at its option, may cause NRG to convert the note into an aggregate number of shares of NRG's common stock equal to the sum of the then outstanding principal amount of the note and all accrued but unpaid interest divided by the price per share on the date specified in the notice to convert. Xcel Energy will cancel this debt if the exchange offer is completed, thereby effectively making a capital contribution to NRG. If the exchange offer is not completed, Xcel Energy intends to convert the note into NRG common stock.

         Also during the first quarter of 2002, Xcel Energy, through Xcel Energy Argentina Inc., contributed an additional $3.2 million to Corporacion Independiente de Energia S. A., a wholly-owned subsidiary of Xcel Energy Argentina, to provide financing to pay off outstanding debt and for general corporate purposes.

F.) GROWTH IN CONSOLIDATED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL OTHER SUBSIDIARIES OF XCEL ENERGY):

         (in millions)

         Retained earnings growth from EWG projects                                 $        10.4
         Retained earnings growth from all other Xcel Energy subsidiaries
              (reflects dividend payments)                                                  (46.7)
                                                                                    --------------
         Total increase in consolidated retained earnings for the quarter
              ended March 31, 2002                                                  $       (36.3)
                                                                                    ==============

G.)      YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH
         MARCH 31, 2002:

                                                                       Revenue                Net income
                                                                       -------                ----------
         (in millions)
         NRG Energy, Inc.                                      $         320.1           $          10.4
         Independent Power International                                     -                         -
         Xcel Energy Argentina Inc.                                        9.7                      (0.6)
         Denver City Energy Associates, L.P.                              11.8                       1.0

H.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE. Xcel Energy sold 20,000,000 shares of common stock at $22.50 to the public on February 28, 2002. In addition to the 20,000,000 shares, another 3,000,000 shares were purchased by the underwriters at a price of $22.50. The market price per share on the date of sale was $23.65.

I.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE FIRST QUARTER UNDER XCEL ENERGY'S DIVIDEND REINVESTMENT PLAN AND XCEL ENERGY SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS.

         Xcel Energy issued 758,425 shares under its dividend reinvestment plan and 627,417 shares under its system employee benefit and executive compensation plans.

J.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL ENERGY OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE FIRST QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.

         1. The following guarantees were issued/revised during the First Quarter:



                                                          Increased
                                          Original        Decreased
Guarantor            Beneficiary          Amount          Amount          New Amount      Matures        Purpose
-------------------- -------------------- --------------- --------------- --------------- -------------- -------------------------
Xcel Energy          e prime, Inc.        $  2,000,000         N/A             N/A        01/31/03       Gas Trading
Xcel Energy          e prime, Inc.        $  5,000,000   $  5,000,000    $  10,000,000    10/11/02       Gas Trading/Financial
Xcel Energy          e prime, Inc.        $  2,000,000   $ 16,000,000    $  18,000,000    Continuing     Gas Trading/Financial
Xcel Energy          e prime, Inc.        $  5,000,000         N/A             N/A        09/30/03       Gas Trading/Financial
Xcel Energy          e prime, Inc.        $    500,000   $  1,500,000    $   2,000,000    12/31/02       Gas Trading/Financial
Xcel Energy          e prime, Inc.        $  1,500,000         N/A             N/A        Continuing     Gas Trading/Financial
Xcel Energy          e prime, Inc.        $  1,000,000         N/A             N/A        01/31/03       Gas Trading/Financial
Xcel Energy          e prime, Inc.        $  3,000,000         N/A             N/A        02/28/03       Gas Trading
Xcel Energy          e prime, Inc.        $  1,000,000         N/A             N/A        02/28/03       Gas Trading
Xcel Energy          e prime, Inc.        $  4,000,000         N/A             N/A        03/31/03       Gas Trading
Xcel Energy          e prime, Inc.        $  2,000,000         N/A             N/A        05/31/03       Gas Trading
Xcel Energy          e prime, Inc.        $ 10,000,000    $ 5,000,000    $  15,000,000    10/11/02       Gas Trading/Financial
Xcel Energy          e prime, Inc.        $ 15,000,000         N/A             N/A        Continuing     Financial
Xcel Energy          e prime, Inc.        $  5,000,000    $10,000,000    $  15,000,000    07/31/03       Gas Trading/Transport
Xcel Energy          e prime, Inc.        $     50,000    $ 1,800,000    $   1,850,000    05/02/02       Gas Trading/Transport
Xcel Energy          e prime, Inc.        $    250,000    $   250,000    $     500,000    Continuing     Gas Trading/Transport
                                                                                                         Electric/Gas
Xcel Energy          XERS Inc.            $ 10,000,000         N/A             N/A        Continuing     Trading/Financial
Xcel Energy          XERS Inc.            $    500,000         N/A             N/A        Continuing     Scheduling Agreement
Xcel Energy          XERS Inc.            $     58,000         N/A             N/A        Continuing     Debt Service
                     e prime Energy                                                                      Electric/Gas
Xcel Energy          Marketing, Inc.      $  1,500,000    $ 1,500,000    $   3,000,000    10/31/02       Trading/Financial
NRG Energy,          NRG Power
Inc.                 Marketing, Inc.      $ 10,000,000         N/A             N/A        10/31/02       Electric Agreements
NRG Energy,          NRG Power
Inc.                 Marketing, Inc.      $    300,000         N/A             N/A        10/31/02       Electric Agreements
NRG Energy,          NRG Power                                                                           Electric/ Gas
Inc.                 Marketing, Inc.      $ 10,000,000         N/A             N/A        11/30/02       Agreements





                                                          Increased
                                          Original        Decreased
Guarantor            Beneficiary          Amount          Amount          New Amount      Matures        Purpose
-------------------- -------------------- --------------- --------------- --------------- -------------- -------------------------
NRG Energy,          NRG Power                                                                           Electric/Gas
Inc.                 Marketing, Inc.      $   3,000,000       N/A             N/A        11/30/02        Agreements/Financial
NRG Energy,          NRG Power
Inc.                 Marketing, Inc.      $   1,500,000       N/A             N/A        12/31/02        Electric Agreements
NRG Energy,          NRG Power
Inc.                 Marketing, Inc.      $     200,000       N/A             N/A        11/30/02        Transmission
NRG Energy,          NRG Power
Inc.                 Marketing, Inc.      $   1,000,000       N/A             N/A        12/31/02        Gas Agreements
NRG Energy,          NRG Power                                                                           Transportation
Inc.                 Marketing, Inc.      $   1,000,000       N/A             N/A        10/31/02        Agreements
NRG Northeast
Generating LLC       NRG Power
("NRG NE")           Marketing, Inc.      $   3,200,000       N/A             N/A        12/31/02        Supply of Coal
                     NRG Power                                                                           Derivative
NRG NE               Marketing, Inc.      $  15,000,000       N/A             N/A        10/31/02        transactions
                     NRG Power
NRG NE               Marketing, Inc.      $   7,000,000       N/A             N/A        Continuing      Electric Agreements
                     NRG Power
NRG NE               Marketing, Inc.      $   3,000,000       N/A             N/A        10/31/02        Coal
                     NRG Power                                                                           Transportation
NRG NE               Marketing, Inc.      $   3,000,000       N/A             N/A        12/31/02        Agreements
                     NRG Power                                                                           Derivative
NRG NE               Marketing, Inc.      $   5,000,000       N/A             N/A        12/31/02        transactions
                     NRG Power
NRG NE               Marketing, Inc.      $   3,000,000       N/A             N/A        10/31/02        Supply of Coal
NRG South Central
Generating LLC       NRG Power
("NRG SC")           Marketing, Inc.      $   5,000,000       N/A             N/A        11/01/02        Electric Agreements
                     NRG Power
NRG SC               Marketing, Inc.      $   2,000,000       N/A             N/A        11/30/02        Electric Agreements
                     NRG Power
NRG SC               Marketing, Inc.      $   2,000,000       N/A             N/A        11/30/02        Electric Agreements
                     NRG Power
NRG SC               Marketing, Inc.      $   3,000,000       N/A             N/A        11/30/02        Gas Agreements



         2. The following guarantees had revised maturity dates during the First Quarter:


                                          Original Maturity       Revised Maturity
Guarantor            Beneficiary          Date                    Date                   Amount           Purpose
-------------------- -------------------- ----------------------- ---------------------- ---------------- -------------------------
Xcel Energy          e prime, Inc.        01/01/02                01/01/03               $      300,000   Gas and Power Trading
Xcel Energy          e prime, Inc.        01/30/02                02/28/03               $    3,000,000   Gas Trading

         3. The following letters of credit were issued/renewed during the First Quarter:


                                                                           Issued/
Issuing Entity               Beneficiary                                   Renewed          Amount              Expiration Date
---------------------------- --------------------------------------------- ---------------- ------------------- -------------------
Xcel Energy                  Nations Bank                                  Renewed          $  1,000,000        03/25/03
Xcel Energy                  Utility Engineering Corp Board of Directors   Renewed          $    833,333        01/19/03
Seren Innovations, Inc.      City of St. Cloud                             Renewed          $     20,000        01/20/03
Seren Innovations, Inc.      City of Sartell                               Renewed          $      5,000        03/01/03
Seren Innovations, Inc.      City of Waite Park                            Renewed          $      5,000        02/20/03
Seren Innovations, Inc.      City of Sauk Rapids                           Renewed          $      5,000        02/05/03
NRG Energy, Inc.             Atlantic City Electric Company                Issued           $ 21,500,000        02/19/03
NRG Energy, Inc.             Yankee Gas Services Company                   Issued           $  4,000,000        01/31/03
NRG Energy, Inc.             City of Woodland                              Issued           $    250,000        03/27/03
NRG Energy, Inc.             National Australia Bank                       Issued           $  4,219,200        03/31/03
NRG Energy, Inc.             LMC, AMI, AMMI, API, NATL                     Issued           $  1,100,000        01/31/03
NRG Energy, Inc.             MISO                                          Issued           $    300,000        01/31/03
NRG Energy, Inc.             BP Canada Marketing Corp                      Renewed          $ 10,000,000        04/09/02
NRG Energy, Inc.             MN Pollution Control Agency                   Renewed          $  2,850,000        07/01/03
NRG Energy, Inc.             Lumberman's Underwriting                      Renewed          $  1,240,000        02/15/03
NRG Energy, Inc.             New England Power                             Renewed          $    404,173        01/31/03
NRG Energy, Inc.             Commonwealth Edison Corp                      Renewed          $  5,500,000        10/15/02




         4. Xcel Energy guaranteed an additional $4,995,209 of surety bonds in the First Quarter. Such guarantees are exempt under Rule 45 (b)(6).

K.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY DURING THE FIRST QUARTER.
         Xcel Energy borrows and repays short-term debt on an on-going basis. As of March 31, 2002, Xcel Energy had $241,903,000 in short-term debt outstanding at an average cost of 2.53%.

L.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52.
         On an on-going basis Cheyenne Light, Fuel and Power Company (Cheyenne) borrows and repays short-term debt to Xcel Energy. As of March 31, 2002, Cheyenne had $23,500,000 in short-term debt outstanding at an average cost of 2.62%.

         On an on-going basis Black Mountain Gas Company borrows and repays short-term debt to Xcel Energy. As of March 31, 2002, Black Mountain Gas Company had $3,307,967 in short-term debt outstanding at an average cost of 2.62%.

M.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FIRST QUARTER THAT ARE NOT EXEMPT UNDER RULE 52.

         1. Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of March 31, 2002, the following such inter-company notes were outstanding with an average interest rate of 2.62%:


                                                                                                        Amount
    Lender                                Borrower                                                    Outstanding
    ------------------------------------- ------------------------------------------------------ ----------------------
    Xcel Energy                           Xcel Energy WYCO Inc.                                  $    1,994,000
    Xcel Energy                           Xcel Energy Services Inc.                              $   20,175,000
    Xcel Energy                           Xcel Energy International Inc.                         $   29,727,691
    Xcel Energy International Inc.        Xcel Energy Argentina Inc.                             $   23,912,006
    NCE Communications, Inc.              Xcel Energy Communications Group, Inc.                 $    2,534,000
    Xcel Energy                           Xcel Energy Retail Holdings, Inc. ("Xcel Retail")      $   17,732,000
    Xcel Retail                           e prime Energy Marketing, Inc.                         $       50,000
    Xcel Retail                           Xcel Energy Cadence                                    $      825,500
    Xcel Retail                           The Planergy Group                                     $   26,281,350
    XERS Inc.                             Xcel Retail                                            $    1,843,000
    Xcel Energy Centrus                   Xcel Retail                                            $       47,000
    Utility Engineering                   Xcel Energy Wholesale Group, Inc.                      $   72,000,000
    Quixx Corporation                     Utility Engineering                                    $   45,900,000
    Xcel Energy                           Xcel Energy Wholesale Group, Inc.                      $   78,410,000
    Utility Engineering                   Applied Power Associates, Inc.                         $      225,000
    Utility Engineering                   Proto-Power Corporation                                $    1,150,000
    Utility Engineering                   Universal Utility Services                             $      750,000
    Utility Engineering                   Precision Resource Company                             $      775,000
    Viking Gas Transmission
    Company                               Xcel Energy Markets Holdings, Inc.                     $    9,675,000
    Texas-Ohio Pipeline, Inc.             Xcel Energy Ventures Inc.                              $      153,000
    Reddy Kilowatt                        Xcel Energy Retail Holdings                            $    2,000,000
    Xcel Energy Retail Propane            Xcel Energy Retail Holdings                            $    6,440,714
    e prime, inc.                         Xcel Energy Markets Holdings, Inc.                     $    4,380,000


N.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE FIRST QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

         Utility Subsidiaries Short-term Debt

         On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of March 31, 2002, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

                                 Utility Subsidiary                           Amount          Avg. Rate
              ---------------------------------------------------------- ------------------ ---------------
              Public Service Company of Colorado (PSCo)                  $518,425,000           2.59%
              Southwestern Public Service Company (SPS)                  $          0              -
              Northern States Power-Minnesota (NSP-MN)                   $375,859,000           2.44%
              Northern States Power-Wisconsin                            $  8,800,000           2.44%



         Utility Subsidiaries Letters of Credit Issued/Renewed


                                                                        Issued/                          Expiration
   Issuing Entity          Beneficiary                                  Renewed       Amount             Date
   ----------------------- -------------------------------------------- ------------- ------------------ --------------
   NSP-MN                  Pathfinder                                   Renewed       $      750,000     03/15/02
   NSP-MN                  City of Maple Grove                          Renewed       $       10,000     03/15/02
   SPS                     Southwest Power Pool                         Issued        $       75,000     01/01/03

         PSCo
         As of March 31, 2002, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $8,717,000 at an average rate of 2.69%.

         Northern States Power-Minnesota (NSP-MN)
         As of March 31, 2002, Northern States Power-Minnesota (NSP-MN) had short-term borrowings outstanding from its subsidiary First Midwest Auto Park of $1,300,000 at an average rate of 2.54% and from its subsidiary United Power & Land of $1,500,000 at an average rate of 2.54%.

         SPS
         On February 19, 2001, SPS renewed its credit agreement with several banks until February 18, 2003. With this renewal, the size of the credit agreement was reduced from $300 million to $250 million. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 0.625%. The credit agreement is primarily used as a backup line of credit to support SPS's commercial paper program that is used to fund general corporate needs.

O.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FIRST QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

         1.) On March 8, 2002, NRG Energy, Inc was issued a line of credit from various banks in the amount of $1,000,000,000 which terminates on March 7, 2003. The average rate on March 31, 2002 was 3.456%. There was $980,000,000 outstanding on March 31, 2002. This line of credit replaced NRG Energy, Inc.'s $500,000,000 line of credit that terminated March 8, 2002.

         2.) On January 11, 2002, Commonwealth Atlantic entered into a term loan facility for $123,000,000. The rate is 3.6588% and the termination date is December 31, 2012. At the end of March 2002, there was $76,797,262 outstanding. In addition, Commonwealth Atlantic entered into a working capital facility for $2,000,000. The termination date is December 31, 2012.

         3.) On March 28, 2002, NRG South Central Generating LLC renewed a $40,000,000 revolving credit agreement with Bank of Tokyo, Mitsubishi. The expiration date of the renewed facility is June 28, 2002. The borrowings under this facility are at the LIBOR rate.

         4.) In February 2002, NRG Energy, Inc. issued a $300 million subordinated convertible note to Xcel Energy to evidence a loan from Xcel Energy to NRG Energy, Inc. in the amount of $300 million. The note bears interest at a per annum rate equal to the 30-day LIBOR plus 0.90%.

P.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE FIRST QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.

         NRG Energy, Inc. entered into the following interest rate hedges:


                                                        Effective      Expiration
          Notional Amount             Swap Rate            Date           Date              Counterparty
      ------------------------- ---------------------- ------------- --------------- ----------------------------
            $10,389,852                7.600%            12/07/92       10/01/07     Credit Lyonnais
            $28,521,916                5.680%            02/05/01       10/01/07     Bank of Montreal
            $31,169,556                7.600%            12/07/92       10/01/07     TD

         Additionally, NRG Energy, Inc. reports changes to the following interest rate hedges:


                                                             Effective     Expiration
          Notional Amount              Swap Rate               Date           Date            Counterparty
       ---------------------- ----------------------------- ------------ --------------- -----------------------
           $100,000,000            6 mo LIBOR + 1.14%        01/15/02       07/15/06     Bank of America

Q.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE FIRST QUARTER.
         None.

R.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE FIRST QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE FIRST QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE FIRST QUARTER.

         The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of March 31, 2002 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-Q for March 31, 2002. The file numbers are as follows:


                  Xcel Energy                               1-3034
                  Public Service Company of Colorado        1-3280
                  Southwestern Public Service Company       1-3789
                  Northern States Power Company (Minnesota) 000-31709
                  Northern States Power Company (Wisconsin) 10-3140
                  NRG Energy, Inc.                          001-15981
                  NRG Northeast Generating LLC              333-42638
                  NRG South Central Generating LLC          333-48900


         The following balance sheets as of March 31, 2002 were filed under confidential treatment pursuant to Rule 104(b):

         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.
         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group
         Exhibit 9         Viking Gas Transmission Company
         Exhibit 10        Xcel Energy Wholesale Group, Inc.
         Exhibit 11        Applied Power Associates, Inc.
         Exhibit 12        Proto-Power Corporation
         Exhibit 13        Universal Utility Services
         Exhibit 14        Precision Resource Company
         Exhibit 15        Xcel Energy Markets Holdings, Inc.
         Exhibit 16        e prime, inc.
         Exhibit 17        Texas-Ohio Pipeline, Inc.
         Exhibit 18        Quixx Corporation
         Exhibit 19        Xcel Energy Centrus
         Exhibit 20        Utility Engineering
         Exhibit 21        Cheyenne Light, Fuel and Power Company
         Exhibit 22        Black Mountain Gas Company
         Exhibit 23        Xcel Energy Ventures Inc.


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

         Exhibit 24        Reddy Kilowatt
         Exhibit 25        Xcel Energy Retail Propane
         Exhibit 26        P.S.R. Investments, Inc.
         Exhibit 27        Seren Innovations, Inc.
         Exhibit 28        e prime Energy Marketing, Inc.
         Exhibit 29        XERS Inc.
         Exhibit 30        Xcel Energy Argentina Inc.
         Exhibit 31        NRG Power Marketing, Inc.
         Exhibit 32        First Midwest Auto Park
         Exhibit 33        United Power & Land
         Exhibit 34        Commonwealth Atlantic



S.)      REGISTRATION STATEMENTS FILED DURING THE FIRST QUARTER
         The following registration statements were filed:
         Form S-3 file number 333-82352 filed February 7, 2002 by Xcel Energy

         I, Paul E. Pender, Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                                     XCEL ENERGY INC.

                                                     By:/s/ Paul E. Pender
                                                        ------------------
                                                        Paul E. Pender
                                                        Treasurer

Dated:  May 30, 2002


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